June 12, 2009
VIA EDGAR
Celeste M. Murphy
Legal Branch Chief
Securities and Exchange Commission
Division of Corporation Finance
Mail Stop 3720
100 F Street, N.E.
Washington, D.C. 20549-4561
Re:	NeuStar, Inc. — Form 10-K for Fiscal Year Ended December 31, 2008, Filed March 2, 2009, File No 1-32548

Form 10-Q for Fiscal Quarter Ended March 31, 2009, Filed May 11, 2009

Definitive Proxy Materials on Schedule 14A, Filed April 30, 2009
Dear Ms. Murphy:
     In connection with your review of the NeuStar, Inc. (“NeuStar,” the “Company” or “we”) Form 10-K for fiscal year ended December 31, 2008, filed on March 2, 2009 (the “Form 10-K”); Form 10-Q for fiscal quarter ended March 31, 2009, filed on May 11, 2009; and Definitive Proxy Materials on Schedule 14A, filed on April 30, 2009, we respectfully submit the following responses to the comments included in your letter dated June 1, 2009. Your comments are set forth below, followed by our responses.
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General
Revenue Recognition, page 66
Comment
1.	We note you state here that under the company’s contract with the National Pooling Administrator, the company earns a fixed fee plus reimbursement for costs incurred. The company recognizes revenue for this contract based on costs incurred plus a pro rata amount of the fixed fee. On page nine, at the end of the second full paragraph, we note you state the terms of this contract provide for a fixed fee and a reimbursement of select costs. It is unclear whether you earn a fixed fee as a percentage of costs incurred or if the fixed fee is established separate from costs incurred and only certain costs are reimbursed. If this is a fixed fee contract that also provides for reimbursement of certain costs, please explain to us why you are recognizing revenue on the basis of costs incurred instead of straight line over the course of the contract. However, if the contract is a cost reimbursable contract, where revenue is earned as a percentage of costs incurred, please explain the discrepancy with the description on page 9 and clarify your disclosure in future filings.
Response
The National Pooling Administrator contract was originally awarded to the Company by the Federal Communications Commission (the “FCC”) in 2001 (the “Original Contract”). The Original Contract was a cost-plus contract under which we earned a fixed fee as a percentage of costs incurred.

In August 2007, the FCC awarded to the Company the contract under which the Company continues to serve as the National Pooling Administrator (the “2007 Contract”). The 2007 Contract is a firm fixed price contract. Under this 2007 Contract, we recognize revenue on a straight-line basis over the initial contract term of two years.

In our future filings, we will clearly describe the terms of the 2007 Contract and related revenue recognition policy. With regard to the Original Contract, we do not anticipate future disclosure for reporting periods after December 31, 2008. Furthermore, in our future filings, we will remove the reference to “reimbursement of select costs” when disclosing the terms of our 2007 Contract.
Comment
2.	If the contract with the National Pooling Administrator is cost reimbursable, please tell us whether the costs under this contract are subject to government audit and if so, the status of such audits. Further we noted that your system enhancement contracts with the North American Portability Management LLC provide for a reimbursement of costs plus a fixed fee. Please tell us whether the costs incurred under these contracts are subject to audit or another approval process. And if so, have there been any instances where material costs have not been approved. Lastly, please also tell us your consideration in disclosing these contingencies.
Response
The Original Contract is a cost reimbursable arrangement and is subject to government audit. We are currently in the process of completing a quick closeout procedure, as described in FAR 42.708, for the contract period ending August 14, 2007. To date, all of the material costs in connection with this contract have been allowed. As a result, the Company does not believe disclosure regarding contingencies relating to reimbursable costs incurred under this contract in the Company’s future filings is necessary.

The 2007 Contract is a firm fixed price arrangement and does not have reimbursable costs. As a result, disclosure of contingencies relating to reimbursable costs for this contract in our future filings is not applicable.

The Company’s system enhancement contract with North American Portability Management LLC requires us to have our independent auditors complete an audit of the accuracy and validity of our costs incurred under the contract. The services provided under the contract were concluded in April of 2006. In August of 2006, our independent auditors completed the required audit of costs incurred under the contract and issued a report with an unqualified opinion. We did not incur any material costs that were not in accordance with the contract and do not believe a contingency disclosure for this contract in our future filings is needed.
Note 15 Stockholders Equity
Stock-Based Compensation, page 86
Comment
3.	At the bottom of page 87 we note you use “the midpoint method” to determine the expected life of the stock options granted subsequent to January 1, 2008. It is unclear to us what this method is. Please clarify with us as to how you determine the expected life of your stock options in estimating their fair value when granted and revise your disclosure in future filings.
Response
The Company determined the expected life of stock options granted after January 1, 2008 based on the weighted average of (a) our employees’ historical holding period for settled options and (b) a hypothetical holding period for the outstanding vested options as of the date of fair value estimation. The historical holding period for a settled option and the hypothetical holding period for the outstanding vested options are calculated as follows. The historical holding period for a settled option is derived by measuring the period between the date of grant and settlement. Options that are exercised, options that are cancelled post-vesting and options that expired are included in the historical holding period calculation. The hypothetical holding period is the amount of time we assume a vested option will be held before it is exercised. To determine the hypothetical holding period, we assume that a vested option will be exercised at the midpoint of the period of time between the date of fair value estimation and the remaining contractual life of the unexercised vested option.

We will revise our disclosure in future filings to remove reference to “the midpoint method” and more clearly explain how we determine the expected life of stock options.
Form 10-Q for Fiscal Quarter Ended March 31, 2009
Notes to Consolidated Financial Statements
2. Summary of Significant Accounting Policies
Revenue Recognition, page 10
Comment
4.	We note you amended your seven regional contracts with North American Portability Management LLC (NAPM) in January 2009. Under the amended contracts you earn an annual fixed-fee which is reduced by credits, some of which are triggered only under certain circumstances. You state that you recognize the annual fixed-fee ratably over the year. Please tell us if this is the same as a straight-line basis and if so clarify your disclosure in future filings.
Response
We recognize the annual fixed-fee earned under our amended seven regional contracts with NAPM on a straight-line basis over twelve months. We will revise our disclosure in future filings to remove references to recognition of the fixed-fee “ratably” over the year when discussing our revenue recognition.
Definitive Proxy Statement Incorporated by Reference into Part III of Form 10-K
Compensation Discussion and Analysis, page 14
Cash Incentive Compensation, page 22
Comment
5.	We note that the company performance measure under your 2008 Annual Performance Incentive Plan was Net Income and EBITDA. As EBITDA is a non-GAAP measure, specifically disclose how you calculate the measure from your audited financial statements. See Instruction 5 to Item 402(b).

Response
In the future, the Company will disclose in Part III of Form 10-K, either directly or by incorporation by reference to our Proxy Statement, how any target levels that are non-GAAP financial measures are calculated from the Company’s audited financial statements in accordance with Item 402(b) of Regulation S-K.
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     In accordance with your letter, the Company acknowledges that: (i) the Company is responsible for the adequacy and accuracy of the disclosure in the filing; (ii) it is the position of the Securities and Exchange Commission (the “Commission”) that comments by the Commission staff or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing, and (iii) it is the Commission’s position that the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
     We believe that the foregoing is responsive to your comments. We understand that you will be reviewing our responses and may have additional comments. Please feel free to contact the undersigned at (571) 434-5548 or Bradley D. Smith, Vice President and Controller at (571) 434-5780 with any questions you may have concerning our response. Thank you for your assistance.

Very truly yours,
/s/ Paul S. Lalljie
Paul S. Lalljie
Senior Vice President and Interim Chief Financial Officer

cc:	Jeffrey E. Ganek, Chief Executive Officer, NeuStar, Inc.
Martin Lowen, Senior Vice President and General Counsel, NeuStar, Inc.
Bradley D. Smith, Vice President and Controller, NeuStar, Inc.
Stephen I. Glover, Gibson, Dunn & Crutcher LLP